SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              Grand Casinos, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   385269105
                                (CUSIP Number)

                              December 31, 1998
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 10 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 385269105                  13G                    Page 2 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Highfields Associates LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                599,764
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                599,764
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                599,764
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                1.39%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 385269105                  13G                    Page 3 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Highfields Capital Management LP
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                   1,709,636
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                   1,709,636
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                   1,709,636
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                   3.97%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                   PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 385269105                  13G                    Page 4 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Richard L. Grubman
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                        2,309,400
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                        2,309,400
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                        2,309,400
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                        5.36%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 385269105                 13G                    Page 5 of 10 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jonathon S. Jacobson
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                       -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                       2,309,400
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                       -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                       2,309,400
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                       2,309,400
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                       5.36%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                       IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 385269105                 13G                    Page 6 of 10 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Grand Casinos, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 130 Cheshire Lane, Minnetonka, Minnesota 55305

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Highfields Associates LLC, a limited liability company organized under the laws of the State of Delaware ("Highfields Associates"), with respect to the shares of Common Stock directly owned by the two limited partnerships organized under the laws of the State of Delaware for which it serves as the general partner: Highfields Capital I LP ("Highfields I") and Highfields Capital II LP ("Highfields II");
         (ii) Highfields Capital Management LP, a limited partnership organized under the laws of the State of Delaware ("Highfields Capital"), which serves as investment manager to Highfields Capital Ltd., a company organized under the laws of the Cayman Islands, B.W.I. ("Highfields Ltd.") with respect to the shares of Common Stock directly owned by Highfields Ltd.;
        (iii) Mr. Richard L. Grubman ("Mr. Grubman") with respect to the shares of Common Stock directly owned by each of Highfields I, Highfields II and Highfields Ltd. Mr. Grubman is a Managing Member of Highfields GP LLC, a Delaware limited liability company, which is the general partner of Highfields Capital, and in that capacity directs its operations; and
         (iv) Mr. Jonathon S. Jacobson ("Mr. Jacobson") with respect to the shares of Common Stock directly owned by each of Highfields I, Highfields II and Highfields Ltd. Mr. Jacobson is a Managing Member of Highfields GP LLC, a Delaware limited liability company, which is the general partner of Highfields Capital, and in that capacity directs its operations.

              The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting
         Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 51st Floor, Boston MA 02117.

Item 2(c).     Citizenship:

CUSIP No. 385269105                  13G                    Page 7 of 10 Pages

     Highfields I, Highfields II and Highfields Capital are limited partnerships organized under the laws of the State of Delaware. Highfields Associates is a limited liability company organized under the laws of the State of Delaware. Messrs. Grubman and Jacobson are United States citizens.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $0.01 (the "Common Stock").

Item 2(e).  CUSIP Number:  385269105

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.   Ownership.

CUSIP No. 385269105                 13G                    Page 8 of 10 Pages

     A. Highfields Associates LLC
            (a) Amount beneficially owned:  599,764
            (b) Percent of class:  1.39%
            (c)(i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  599,764
             (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition:  599,764

Highfields Capital I LP; Amount beneficially owned: 212,213. Highfields Capital II LP; Amount beneficially owned: 387,551.

     B. Highfields Capital Management, LP
            (a) Amount beneficially owned:  1,709,636
            (b) Percent of class:  3.97%
            (c)(i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  1,709,636
             (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition: 1,709,636

     C. Mr. Richard L. Grubman
            (a) Amount beneficially owned:  2,309,400
            (b) Percent of class:  5.36%
            (c)(i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  2,309,400
             (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition: 2,309,400

     D. Mr. Jonathon S. Jacobson
            (a) Amount beneficially owned:  2,309,400
            (b) Percent of class:  5.36%
            (c)(i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote:  2,309,400
             (iii) Sole power to dispose or direct the disposition:  -0-
              (iv) Shared power to dispose or direct the disposition: 2,309,400

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP No. 385269105                 13G                    Page 9 of 10 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Highfields Associates, the general partner of Highfields I and Highfields II, has the power to direct the affairs of Highfields I and Highfields II, including decisions respecting the receipt of dividends from and the proceeds from the sale of Common Stock. The client of Highfields Capital, Highfields Ltd., has the power to direct the receipt of dividends from and the proceeds from the sale of Common Stock. Messrs. Grubman and Jacobson are the Managing Members of Highfields Associates and Highfields GP LLC, a Delaware limited liability company which is the general partner of Highfields Capital, and in those capacities direct their respective operations.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Please see item 2(a).


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











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CUSIP No. 385269105                 13G                    Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  ______________, 1999

                                /s/ Richard L. Grubman
                                Richard Grubman, individually, and as
                                managing member of Highfields Associates LLC, and Highfields GP LLC, the
                                general partner of
                                Highfields Capital Management LP.


                                /s/ Jonathon S. Jacobson
                                Jonathon Jacobson, individually, and as
                                managing member of Highfields Associates LLC, and Highfields GP LLC, the
                                general partner of
                                Highfields Capital Management LP.

























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